UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2025

Commission File Number: 001-39738

Ucommune International Ltd

(Exact name of registrant as specified in its charter)

No. 2 Dongsihuan North Road, Building 1, 4th Floor

Chaoyang District, Beijing 100016

People’s Republic of China

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

EXHIBIT INDEX

Exhibit No.	Description
99.1	Ucommune International Ltd Reports Unaudited Financial Results for the First Half of 2025

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Ucommune International Ltd

/s/ Daqing Mao
Daqing Mao
Chairman of the Board

Date: October 17, 2025

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